UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of  JULY 2003
                 -----------

                               RICHMONT MINES INC.
                              --------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On July 24, 2003, Richmont Mines Inc. issued a Quarterly report - 2003 SECOND QUARTER REPORT. This report is filed solely for the purpose of filing a copy of the quarterly report attached hereto.


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F XXX Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes        No XXX
         -----     -----

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                                  (Registrant)


Date 03/07/24              By  JEAN-YVES LALIBERTE (SIGNED)
    ---------               ---------------------------------------------
                            Jean-Yves Laliberte, Vice-President, Finance

                           REPORT TO THE SHAREHOLDERS

                                       (2)

                             SIX-MONTH PERIOD ENDED
                                  JUNE 30, 2003

FOR MORE INFORMATION

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec                       Tel:    (514) 397-1410
Canada      H3B 2C6                    Fax:    (514) 397-8620

info@richmont-mines.com

Ticker Symbol: RIC                     Inscription:  Toronto, AMEX

                                                     WWW.RICHMONT-MINES.COM

RICHMONT


MANAGEMENT'S DISCUSSION AND ANALYSIS


MONTREAL, July 23, 2003 - Richmont Mines Inc. announces net earnings of $1,512,749, or $0.09 per share, for the second quarter ended June 30, 2003, compared with net earnings of $3,732,021, or $0.24 per share, for the second quarter of 2002. Gold sales for the quarter totalled 29,458 ounces at an average selling price of US$334, generating revenues of $15,536,757. In comparison, sales for the corresponding period of 2002 totalled 40,374 ounces of gold at an average selling price of US$306, for revenues of $19,986,381. The average cash production cost was US$219 per ounce compared with US$164 per ounce for the same period last year, due to the appreciation of the Canadian dollar and to the lower grades obtained at the Hammerdown and Beaufor mines compared with 2002. For 2003, ore grades are consistent with the average grade of the reserves. Cash flow from operations before the net change in non-cash working capital was $3,030,886, or $0.19 per share, compared with $6,403,502, or $0.42 per share, for the same period last year.

During the second quarter, gold sales from the Hammerdown Mine totalled 13,704 ounces produced at a cash cost of US$210 per ounce compared with 21,509 ounces at a cash cost of US$160 per ounce for the corresponding period of 2002. For the Beaufor Mine, sales totalled 15,754 ounces produced at a cash cost of US$225 per ounce compared with 18,865 ounces at a cash cost of US$168 per ounce for the same period last year.

For the six-month period ended June 30, 2003, revenues were $25,253,044 compared with $20,849,687 for the same period of 2002. Net earnings were $1,884,017, or $0.12 per share, compared with $3,383,594, or $0.22 per share, in 2002. For the first six months of 2003, cash flow from operations before the net change in non-cash working capital was $4,406,807, or $0.28 per share, compared with $6,241,296, or $0.41 per share, in 2002.


                                                                               2
July 24, 2003                                                Richmont Mines Inc.

Gold sales for the first six months of 2003 totalled 46,986 ounces produced at a cash cost of US$224 per ounce compared with 42,124 ounces at a cash cost of US$163 in 2002. Having produced close to 47,000 ounces of gold during the first six months of 2003, Richmont Mines is on track to achieve its annual production target of 100,000 ounces of gold for the second consecutive year.

As part of its ongoing effort to increase its reserves, the Company is pursuing an intensive exploration program representing expenditures of $3,085,863 as at June 30, 2003, compared with $1,061,390 for the same period of 2002. The total exploration budget for 2003 exceeds $4 million and several excellent targets will be assessed, primarily on the Beaufor, Hammerdown and Wasamac properties.

Richmont Mines has no long-term debt and, as at June 30, 2003, had working capital of $34 million. Since the Company has not entered into any forward sales contracts, it stands to benefit fully from any increase in the price of gold. Richmont Mines is thus in an excellent position to develop its existing projects and is actively seeking to make additional strategic acquisitions during the remaining six months of the year.


Louis Dionne
President


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.


                                                                               3
July 24, 2003                                                Richmont Mines Inc.

FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------------------
                                                                  THREE-MONTH PERIOD                  SIX-MONTH PERIOD
                                                                     ENDED JUNE 30,                    ENDED JUNE 30,
                                                       -------------------------------------------------------------------
                                                 (CAN$)           2003             2002             2003             2002
--------------------------------------------------------------------------------------------------------------------------
 Revenues                                                   15,536,757       19,986,381       25,253,044       20,849,687
 Net earnings                                                1,512,749        3,732,021        1,884,017        3,383,594
 Net earnings per share                                           0.09             0.24             0.12             0.22
 Cash flow from operations before net change in
    non-cash working capital                                 3,030,886        6,403,502        4,406,807        6,241,296
 Cash flow from operations before net change in
    non-cash working capital per share                            0.19             0.42             0.28             0.41
 Average selling price of gold (per ounce)                      US$334           US$306           US$343           US$305
 Weighted average number of common shares
    outstanding                                             15,931,420       15,238,178       15,893,430       15,149,487
--------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
                     (CAN$)      JUNE 30,                        DECEMBER 31,
                                   2003                              2002
-----------------------------------------------------------------------------

 Working capital                33,968,071                        29,775,077
-----------------------------------------------------------------------------


PRODUCTION AND SALES DATA


                             THREE-MONTH PERIOD ENDED JUNE 30
            -------------------------------------------------------------------
                                   OUNCES OF GOLD                   CASH COST
                YEAR      -------------------------------       (PER OUNCE SOLD)
                              PRODUCTION          SALES
 ------------------------------------------------------------------------------
 Hammerdown     2003              11,286         13,704                US$210
                2002              22,941         21,509                US$160
 ------------------------------------------------------------------------------
 Beaufor        2003              15,343         15,754                US$225
                2002              24,511         18,865                US$168
 ------------------------------------------------------------------------------
 Total          2003              26,629         29,458                US$219
                2002              47,452         40,374                US$164
 ------------------------------------------------------------------------------


                              SIX-MONTH PERIOD ENDED JUNE 30
             ------------------------------------------------------------------
                                   OUNCES OF GOLD                   CASH COST
                YEAR      -------------------------------       (PER OUNCE SOLD)
                              PRODUCTION          SALES
 ------------------------------------------------------------------------------
 Hammerdown     2003              18,943         19,780                US$215
                2002              24,932         23,259                US$159
 ------------------------------------------------------------------------------
 Beaufor        2003              27,348         27,206                US$230
                2002              24,511         18,865                US$168
 ------------------------------------------------------------------------------
 Total          2003              46,291         46,986                US$224
                2002              49,443         42,124                US$163
 ------------------------------------------------------------------------------
                                    2002 average exchange rate: US$1 = CAN$1.57
                                  2003 estimated exchange rate: US$1 = CAN$1.45


                                                                               4
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)                                                (In Canadian dollars)
-------------------------------------------------------------------------------------------------------
                                                 THREE MONTHS ENDED             SIX MONTHS ENDED
                                              JUNE 30,        June 30,       JUNE 30,       June 30,
                                               2003            2002           2003           2002
 ------------------------------------------------------------------------------------------------------
                                                 $              $              $              $
 REVENUES
    Precious metals                           14,275,129     19,362,681     23,398,122     20,162,112
    Other revenues                             1,261,628        623,700      1,854,922        687,575
                                           ------------------------------------------------------------

                                              15,536,757     19,986,381     25,253,044     20,849,687
                                           ------------------------------------------------------------
 EXPENSES
    Operating costs                            9,058,618     10,152,515     14,818,694     10,545,149
    Royalties                                    283,424        216,838        435,563        221,107
    Administration                               655,536        539,654      1,243,304        928,536
    Exploration and evaluation
      of projects (NOTE 2)                     1,401,101        785,563      3,085,863      1,061,390
    Provision for site restoration costs               -        100,000              -        100,000
    Depreciation and depletion                 1,601,751      2,683,652      2,379,788      2,837,145
    Write-down of short-term investments               -              -         20,638              -
                                           ------------------------------------------------------------

                                              13,000,430     14,478,222     21,983,850     15,693,327
                                           ------------------------------------------------------------

 Earnings before other items                   2,536,327      5,508,159      3,269,194      5,156,360

 Mining and income taxes                         706,892      1,776,138        862,513      1,772,766
                                           ------------------------------------------------------------
                                               1,829,435      3,732,021      2,406,681      3,383,594

 Minority interest                               316,686              -        522,664              -
                                           ------------------------------------------------------------

 NET EARNINGS                                  1,512,749      3,732,021      1,884,017      3,383,594
                                           ============================================================

 NET EARNINGS PER SHARE
    BASIC                                           0.09           0.24           0.12           0.22
    DILUTED                                         0.09           0.23           0.11           0.22
                                           ============================================================

 Weighted average number of
    common shares outstanding                 15,931,420     15,238,178     15,893,430     15,149,487
                                           ============================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)                                                (In Canadian dollars)
------------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                               JUNE 30,       June 30,       JUNE 30,       June 30,
                                                   2003           2002           2003           2002
 -----------------------------------------------------------------------------------------------------
                                                   $              $              $              $
BALANCE, BEGINNING OF PERIOD                  9,847,798         42,285      9,476,530        390,712

 Net earnings                                 1,512,749      3,732,021      1,884,017      3,383,594
                                          ------------------------------------------------------------

 BALANCE, END OF PERIOD                      11,360,547      3,774,306     11,360,547      3,774,306
                                          ============================================================


                                                                               5
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)                                                (In Canadian dollars)
-------------------------------------------------------------------------------------------
                                                                JUNE 30,       DECEMBER 31,
                                                                 2003             2002
-------------------------------------------------------------------------------------------
                                                                $                  $
ASSETS

Current assets
    Cash and cash equivalents                                 22,248,853       19,473,235
    Short-term investments (MARKET VALUE $8,616,967)           8,571,648       11,505,685
    Accounts receivable                                        3,157,077        1,956,412
    Inventories (NOTE 3)                                       3,711,211        2,936,467
                                                         ----------------------------------
                                                              37,688,789       35,871,799

Property, plant and equipment                                  7,904,012        9,404,345

FUTURE MINING AND INCOME TAXES                                   757,193                -
                                                         ----------------------------------
                                                              46,349,994       45,276,144
                                                         ==================================
LIABILITIES

Current liabilities
    Accounts payable and accrued charges                       3,495,831        3,345,916
    Mining and income taxes payable                              224,887        2,750,806
                                                         ----------------------------------
                                                               3,720,718        6,096,722

Provision for site restoration costs                           2,776,000        2,776,000

Minority interest                                                522,664                -

FUTURE MINING AND INCOME TAXES                                   356,893                -
                                                         ----------------------------------
                                                               7,376,275        8,872,722
                                                         ----------------------------------
SHAREHOLDERS' EQUITY
    Capital stock (NOTE 4)                                    27,613,172       26,926,892
    Retained earnings                                         11,360,547        9,476,530
                                                         ----------------------------------
                                                              38,973,719       36,403,422
                                                         ----------------------------------
                                                              46,349,994       45,276,144
                                                         ==================================


                                                                               6
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)                                                (In Canadian dollars)
---------------------------------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                              JUNE 30,         June 30,         JUNE 30,         June 30,
                                                                2003             2002             2003             2002
---------------------------------------------------------------------------------------------------------------------------
                                                                 $                $                $                $
CASH FLOW FROM OPERATIONS
    Net earnings                                             1,512,749        3,732,021        1,884,017        3,383,594
    Adjustments for:
      Depreciation and depletion                             1,601,751        2,683,652        2,379,788        2,837,145
      Write-down of short-term investments                           -                -           20,638                -
      Minority interest                                        316,686                -          522,664                -
      Future mining and income taxes                          (400,300)         (12,171)        (400,300)          20,557
                                                        -------------------------------------------------------------------
                                                             3,030,886        6,403,502        4,406,807        6,241,296

    Net change in non-cash working capital                     140,952        4,326,797       (4,351,414)      (2,944,523)
                                                        -------------------------------------------------------------------
                                                             3,171,838       10,730,299           55,393        3,296,773
                                                        -------------------------------------------------------------------
CASH FLOW FROM (USED IN)
INVESTMENTS
    Short-term investments                                   2,913,400       (4,925,994)       2,913,400       (4,925,994)
    Beaufor Mine                                              (529,162)        (277,406)        (667,724)        (416,404)
    Hammerdown Mine                                                  -          (63,139)              -           (40,139)
    Other investments                                         (103,502)         (83,542)        (211,731)        (302,869)
                                                        -------------------------------------------------------------------
                                                             2,280,736       (5,350,081)       2,033,945       (5,685,406)
                                                        -------------------------------------------------------------------
CASH FLOW FROM FINANCING
ACTIVITIES
    Issue of common shares                                      88,760          771,555          686,280          860,305
                                                        -------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                          5,541,334        6,151,773        2,775,618       (1,528,328)

Cash and cash equivalents, beginning of period              16,707,519        7,925,676       19,473,235       15,605,777
                                                        -------------------------------------------------------------------

Cash and cash equivalents, end of period                    22,248,853       14,077,449       22,248,853       14,077,449
                                                        ===================================================================

Cash and cash equivalents comprise cash and short-term investments with original maturity dated of less than three months.


                                                                               7
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND 2002
(Unaudited)
--------------------------------------------------------------------------------

       Richmont Mines Inc. (the (Company)), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.     SIGNIFICANT ACCOUNTING POLICIES

       These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.


2.     EXPLORATION AND EVALUATION OF PROJECTS

       --------------------------------------------------------------------------------------------------------------------
                                                                  THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                JUNE 30,         JUNE 30,        JUNE 30,         JUNE 30,
                                                                  2003             2002            2003             2002
       --------------------------------------------------------------------------------------------------------------------
                                                                  $                $                $                $

        Francoeur Mine                                         484,580          533,615        1,659,143          688,314
        Hammerdown Mine                                        278,235           77,020          377,859          137,734
        Beaufor Mine                                           322,489          130,811          572,578          155,811
        Evaluation of projects                                 315,797           44,117          476,283           79,531
                                                        -------------------------------------------------------------------
                                                             1,401,101          785,563        3,085,863        1,061,390
                                                        ===================================================================

3.    INVENTORIES

      ---------------------------------------------------------------------------------------------------------------------
                                                                                               JUNE 30,       DECEMBER 31,
                                                                                                2003             2002
      ---------------------------------------------------------------------------------------------------------------------
                                                                                                  $                $

        Precious metals                                                                          621,927          910,769
        Ore                                                                                    1,628,730          881,355
        Supply                                                                                 1,460,554        1,144,343
                                                                                         ----------------------------------
                                                                                               3,711,211        2,936,467
                                                                                         ==================================

                                                                               8
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND 2002
(Unaudited)
--------------------------------------------------------------------------------

4.      CAPITAL STOCK

        Autorized: Unlimited number of common shares, no par value
        -------------------------------------------------------------------------------------------------------------------
                                                                      JUNE 30, 2003                 DECEMBER 31, 2002
                                                                  NUMBER          AMOUNT          NUMBER           AMOUNT
                                                                OF SHARES           $           OF SHARES             $
        -------------------------------------------------------------------------------------------------------------------
        ISSUED AND PAID: COMMON SHARES
        Balance, beginning                                     15,747,300      26,926,892      15,051,200      24,969,437
        Issue of shares a)                                        203,700         686,280         696,100       1,770,855
        Stock-based compensation
          to non-employees b)                                           -               -               -         186,600
                                                           ----------------------------------------------------------------

        BALANCE, END                                           15,951,000      27,613,172      15,747,300      26,926,892
                                                           ================================================================

       A) ISSUE OF SHARES:

            During the six-month period ended June 30, 2003, the Company issued, through the exercise of stock options, 203,700 common shares for a cash consideration of $686,280. In 2002, the Company issued 696,100 common shares for a cash consideration of $1,770,855.

       B)  STOCK OPTION PURCHASE PLAN:

            The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, in 2002 and in 2003, the Company may grant options for up to 3,500,000 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

            A summary of the status, as of June 30, 2003 and December 31, 2002, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

             --------------------------------------------------------------------------------------------------------------
                                                                   JUNE 30, 2003                  DECEMBER 31, 2002

                                                                                 WEIGHTED                        WEIGHTED
                                                                         AVERAGE EXERCISE                         AVERAGE
                                                                NUMBER              PRICE        NUMBER    EXERCISE PRICE
                                                            OF OPTIONS                  $    OF OPTIONS                 $
             --------------------------------------------------------------------------------------------------------------

             Options outstanding, beginning                  1,903,900               3.53     1,520,000             2.94
             Granted                                            95,000               4.69     1,295,000             4.06
             Exercised                                        (123,700)              2.18      (676,100)            2.47
             Cancelled or expired                              (12,500)              2.28      (235,000)            5.71
                                                         ------------------------------------------------------------------

             OPTIONS OUTSTANDING, END                        1,862,700               3.69     1,903,900             3.53
                                                         ==================================================================
             EXERCISABLE OPTIONS, END                        1,565,700               3.56     1,647,900             3.46
                                                         ==================================================================

                                                                               9
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND 2002
(Unaudited)
--------------------------------------------------------------------------------

4.     CAPITAL STOCK (CONTINUED)

       B)   STOCK OPTION PURCHASE PLAN (CONTINUED):

            The following table summarizes information about the Stock Options Plan outstanding at June 30, 2003 :

             --------------------------------------------------------------------------------------------------------------
                                   OPTIONS OUTSTANDING AT JUNE 30, 2003                EXERCISABLE OPTIONS AT JUNE 30, 2003
                              ---------------------------------------------------------------------------------------------
                                                                           Weighted                                Weighted
                                                    Weighted average       average                                 average
                                                        remaining          exercise                               exercise
             Exercice           Number of              contractual          price           Number of               price
             prices              options              life (years)            $              options                  $
             --------------------------------------------------------------------------------------------------------------
             $1.65 to $1.92         432,500                  2.6               1.74           432,500                1.74
             $2.00 to $2.99          85,000                  2.1               2.26            65,000                2.24
             $3.10 to $3.93         355,200                  1.9               3.62           305,200                3.59
             $4.25 to $5.50         990,000                  4.4               4.69           763,000                4.70
             --------------------------------------------------------------------------------------------------------------
                                  1,862,700                  3.4               3.69         1,565,700                3.56
             ==============================================================================================================

            During the six-month period ended June 30, 2003, the Company granted 95,000 (375,000 on June 30, 2002) stock options to senior executives and management. The fair value of each option granted was determined using the Black & Scholes option pricing model. At the date of the grant, this weighted average fair value of stock options granted was $2.35 ($1.07 on June 30, 2002). The following weighted average assumptions were used in these calculations:

                                          JUNE 30,    June 30,
                                             2003        2002

            Risk-free interest rate          4.5%        4.5%
            Expected life                 4 YEARS     4 years
            Expected volatility               60%         45%
            Expected dividend yield          0.0%        0.0%

            The Company has elected to account for its stock options by measuring compensation cost using the settlement-value method. If the stock options had been accounted during the vesting period based on the fair-value method, pro forma net earnings and pro forma net earnings per share would have been as follows:



                                                                              10
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND 2002
(Unaudited)
--------------------------------------------------------------------------------

4.     CAPITAL STOCK (CONTINUED)

       B)   STOCK OPTION PURCHASE PLAN (CONTINUED):

            -----------------------------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
                                                      JUNE 30,         JUNE 30,         JUNE 30,         JUNE 30,
                                                        2003             2002             2003             2002
            -----------------------------------------------------------------------------------------------------
                                                           $                $                $                $
            Net earnings
               As reported                         1,512,749        3,732,021        1,884,017        3,383,594
               Pro forma                           1,402,793        3,700,979        1,702,465        3,071,107

            Net earnings per share
               As reported                              0.09             0.24             0.12             0.22
               Pro forma                                0.09             0.24             0.11             0.20

            Net earnings per share diluted
               As reported                              0.09             0.23             0.11             0.22
               Pro forma                                0.09             0.23             0.10             0.20
                                              -------------------------------------------------------------------

       C) OTHER STOCK PURCHASE OPTIONS

             --------------------------------------------------------------------------------------------------------------
                                                             JUNE 30, 2003                        DECEMBER 31, 2002
                                                                     WEIGHTED AVERAGE                    WEIGHTED AVERAGE
                                                          NUMBER      EXERCISE PRICE           NUMBER      EXERCISE PRICE
                                                      OF OPTIONS             $                 OF OPTIONS        $
             --------------------------------------------------------------------------------------------------------------

             OPTIONS OUTSTANDING, BEGINNING              180,000            3.42          200,000                3.60
             EXERCISED                                   (80,000)           5.20          (20,000)               5.20
                                                  -------------------------------------------------------------------------
             OPTIONS OUTSTANDING, END
               AND EXERCISABLE                           100,000            2.00          180,000                3.42
                                                  =========================================================================

            As at June 30, 2003, the other 100,000 stock options had exercise prices of $2.00 and a weighted average remaining life of 1.8 year.


                                                                              11
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND 2002
(Unaudited)
--------------------------------------------------------------------------------

5.     INFORMATION BY SEGMENT

       The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

        -------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED JUNE 30, 2003
        -------------------------------------------------------------------------------------------------------------------
                                                                                              CORPORATE
                                                             QUEBEC       NEWFOUNDLAND        AND OTHER             TOTAL
                                                                  $                  $                $                 $
        -------------------------------------------------------------------------------------------------------------------

        Revenues                                          8,158,868          6,719,769          658,120        15,536,757

        Mining operation and other expenses               5,217,928          4,182,223          597,427         9,997,578
        Exploration and evaluation of projects              323,408            278,235          799,458         1,401,101
        Depreciation and depletion                          208,318          1,370,341           23,092         1,601,751
                                                   ------------------------------------------------------------------------
        Earnings (loss) before other items                2,409,214            888,970         (761,857)        2,536,327
        -------------------------------------------------------------------------------------------------------------------
        Acquisition of property,
          plant and equipment                               529,162                  -          103,502           632,664
        -------------------------------------------------------------------------------------------------------------------
        Current assets                                    4,587,735          2,027,556       31,073,498        37,688,789
        Property, plant and equipment                     3,341,681          3,935,672          626,659         7,904,012
        Future mining and income taxes                      265,409                  -          491,784           757,193
                                                   ------------------------------------------------------------------------
        Total assets                                      8,194,825          5,963,228       32,191,941        46,349,994
        -------------------------------------------------------------------------------------------------------------------


        -------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended June 30, 2002
        -------------------------------------------------------------------------------------------------------------------
                                                                                              Corporate
                                                             Quebec       Newfoundland        and other             Total
                                                                  $                  $                $                 $
        -------------------------------------------------------------------------------------------------------------------

        Revenues                                          9,509,148         10,274,203          203,030        19,986,381

        Mining operation and other expenses               5,115,587          5,393,301          500,119        11,009,007
        Exploration and evaluation of projects              130,811             77,020          577,732           785,563
        Depreciation and depletion                        1,139,249          1,526,738           17,665         2,683,652
                                                   ------------------------------------------------------------------------

        Earnings (loss) before other items                3,123,501          3,277,144         (892,486)        5,508,159

        -------------------------------------------------------------------------------------------------------------------
        Acquisition of property,
          plant and equipment                               277,406             63,139           83,542           424,087
        -------------------------------------------------------------------------------------------------------------------

        DECEMBER 31, 2002
        Current assets                                    3,970,083          1,554,770       30,346,946        35,871,799
        Property, plant and equipment                     2,829,231          5,913,645          661,469         9,404,345
                                                   ------------------------------------------------------------------------
        Total assets                                      6,799,314          7,468,415       31,008,415        45,276,144
        -------------------------------------------------------------------------------------------------------------------


                                                                              12
July 24, 2003                                                Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND 2002
(Unaudited)
--------------------------------------------------------------------------------


5.     INFORMATION BY SEGMENT (CONTINUED)

        -------------------------------------------------------------------------------------------------------------------
                                                                       SIX MONTHS ENDED JUNE 30, 2003
        -------------------------------------------------------------------------------------------------------------------
                                                                                              CORPORATE
                                                             QUEBEC       NEWFOUNDLAND        AND OTHER             TOTAL
                                                                  $                  $                $                 $
        -------------------------------------------------------------------------------------------------------------------

        Revenues                                         14,453,568          9,891,328          908,148        25,253,044

        Mining operation and other expenses               9,162,893          6,172,240        1,183,066        16,518,199
        Exploration and evaluation of projects              573,703            377,859        2,134,301         3,085,863
        Depreciation and depletion                          355,631          1,977,973           46,184         2,379,788
                                                   ------------------------------------------------------------------------
        Earnings (loss) before other items                4,361,341          1,363,256       (2,455,403)        3,269,194
        -------------------------------------------------------------------------------------------------------------------
        Acquisition of property,
          plant and equipment                               667,724                  -          211,731           879,455
        -------------------------------------------------------------------------------------------------------------------
        Current assets                                    4,587,735          2,027,556       31,073,498        37,688,789
        Property, plant and equipment                     3,341,681          3,935,672          626,659         7,904,012
        Future mining and income taxes                      265,409                  -          491,784           757,193
                                                   ------------------------------------------------------------------------
        Total assets                                      8,194,825          5,963,228       32,191,941        46,349,994
        -------------------------------------------------------------------------------------------------------------------



        -------------------------------------------------------------------------------------------------------------------
                                                                          SIX MONTHS ENDED JUNE 30, 2002
        -------------------------------------------------------------------------------------------------------------------
                                                                                                Corporate
                                                                 Quebec      Newfoundland       and other           Total
                                                                      $                 $               $               $
        -------------------------------------------------------------------------------------------------------------------

        Revenues                                              9,516,545        11,073,708         259,434      20,849,687

        Mining operation and other expenses                   5,148,869         5,790,204         855,719      11,794,792
        Exploration and evaluation of projects                  155,811           137,734         767,845       1,061,390
        Depreciation and depletion                            1,139,249         1,662,566          35,330       2,837,145
                                                         ------------------------------------------------------------------
        Earnings (loss) before other items                    3,072,616         3,483,204      (1,399,460)      5,156,360
        -------------------------------------------------------------------------------------------------------------------
        Acquisition of property,
          plant and equipment                                   416,404            40,139         302,869         759,412
        -------------------------------------------------------------------------------------------------------------------
        DECEMBER 31, 2002
        Current assets                                        3,970,083         1,554,770      30,346,946      35,871,799
        Property, plant and equipment                         2,829,231         5,913,645         661,469       9,404,345
                                                         ------------------------------------------------------------------
        Total assets                                          6,799,314         7,468,415      31,008,415      45,276,144
        -------------------------------------------------------------------------------------------------------------------


                                                                              13
July 24, 2003                                                Richmont Mines Inc.